Exhibit (a)(10)

April 2, 2015

Dear Shareholder,

On March 20, 2015, BFC Financial Corporation (“BFC”) commenced a tender offer to purchase up to 4,771,221 shares of BBX Capital Corporation’s (the “Company”) Class A Common Stock (“BBX Class A Common Stock”), representing, when added to the shares of BBX Class A Common Stock already owned by BFC, approximately 81% of the outstanding shares of BBX Class A Common Stock at the closing of the offer, at a purchase price of $20.00 per share, to the seller in cash, without interest, subject to applicable withholding taxes.

The Company’s board of directors established a Special Committee, comprised of independent directors who are unaffiliated with BFC, to review, evaluate and state its position to the Company’s shareholders (other than BFC and its affiliates).

Enclosed is a Solicitation/Recommendation statement on Schedule 14D-9 prepared on behalf of the Company and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission, which contains certain information about the tender offer.

After careful consideration, including a thorough review of the offer with its advisors, the Special Committee has determined not to express an opinion on the offer and to remain neutral with respect to the offer. The Special Committee is not recommending to shareholders of the Company that they tender, or refrain from tendering, their shares in the offer.

Accordingly, the Special Committee urges each shareholder to make its own investment decision regarding the offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below in the enclosed Schedule 14D-9 Solicitation/Recommendation Statement), and any other factors the shareholder considers relevant to its investment decision.

The Special Committee encourages you to review the enclosed Schedule 14D-9 Solicitation/Recommendation statement in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

BBX CAPITAL CORPORATION

/s/ Bruno L. Di Giulian

By:	Bruno L. Di Giulian
Title:	Chairman of the Special Committee